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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66400

SEC MAIL PROCESSING RECEIVED MAR 3 0 2006 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRD BROKERAGE, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 PERIMETER DRIVE, SUITE 730,
(No. and Street)

SCHAUMBURG (City) ILLINOIS (State) 60173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT COLEMAN (847) 517-7967
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUFFNER & COMPANY, PC
(Name — *if individual, state last, first, middle name*)

2400 WEST 95th ST, SUITE 400, EVERGREEN PARK, IL 60805
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Kutchins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRD BROKERAGE, LLC, as of December 31, ~~19~~ 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Notary Public

"OFFICIAL SEAL"
Sharon T. Bree
Notary Public, State of Illinois
My Commission Exp. 05/10/2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRD BROKERAGE, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2005

Duffner & Company, P.C.

Certified Public Accountants
HERITAGE STANDARD BANK BUILDING
2400 WEST 95th STREET
EVERGREEN PARK, ILLINOIS 60805
(708) 424-7266
FAX (708) 424-8192

KRD BROKERAGE, LLC

CONTENTS

Duffner & Company P.C.
Certified Public Accountants
STANDARD BANK BUILDING
2400 WEST 95TH STREET
EVERGREEN PARK, ILLINOIS 60805

INDEPENDENT AUDITORS' REPORT

Members
KRD Brokerage, LLC

We have audited the accompanying statement of financial condition of KRD Brokerage, LLC as of December 31, 2005 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRD Brokerage, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evergreen Park, Illinois
February 24, 2006

KRD BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets

Cash and cash equivalents	$ 20,273
Receivable from broker/dealer	8,494
Total Assets	$ 28,767

Liabilities & Members Equity

Liabilities:	
Accrued expenses	$ 2,123
Total Liabilities	$ 2,123
Members Equity	$ 26,644
Total Liabilities & Members Equity	$ 28,767

The accompanying notes are an integral part of these financial statements

KRD BROKERAGE, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 123,428
Interest & Dividend Income	814
Miscellaneous non trade related Income	10,035
Total Revenues	134,277
Expenses:	
Occupancy	5,227
Other operating expenses	115,549
Licenses and registration fees	3,151
Total Expenses	123,927
Net Income	$ 10,350

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
YEAR ENDED DECEMBER 31, 2005

	Total Members Equity
Beginning Balance	$ 16,294
Members capital contributions	-
Net income	10,350
Ending Balance	$ 26,644

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net Income (Loss)	$	10,350
Adjustments:		
Increase in receivables from broker/dealer		(3,483)
Increase in accrued expenses		1,393
Net Cash Flow Provided (Used) by Operations	$	8,260
Cash Flows from Investing Activities:	$	-
Cash Flows from Financing Activities:	$	-
Net Increase (Decrease) in Cash and Cash Equivalents	$	8,260
Cash and Cash Equivalents Balance at Beginning of Year	$	12,013
Cash and Cash Equivalents Balance at End of Year	$	20,273
Supplemental Data:		
Income Tax Payments	$	-
Interest Payments	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The KRD Brokerage, LLC is a Limited Liability Company organized in the state of Illinois on January 13, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in September, 2004.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

In May, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer the Company is held responsible for any losses

NOTE 2 – OFF BALANCE SHEET RISK AND CLEARING AGREEMENT – (Continued)

arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The agreement is continual, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker/dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/dealer. The Company is required to deposit $5,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The amount is held in a money market fund at the Clearing Broker/dealer and is included in cash and cash equivalents on the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company's net capital and required net capital were $26,239 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 8%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Office Lease

From January 1, 2005 through September 30, 2005 the Company operated from office space leased by Kutchins, Robins & Diamond LTD, (KRD) a company partially owned by one of the members of KRD Brokerage LLC. The Company paid for office services provided by KRD that represented a proration of office space; use of certain office equipment and support staff services. Total payments to KRD in 2005 was $1,277. In October 2005 the Company relocated to separate office space leased from KRD Financial LLC, a company partially owned by one of the members of KRD Brokerage LLC. The Company paid KRD Financial $3,950 for the space it occupied. Effective January 1, 2006 the monthly rental is $815 and the lease is cancelable with 30 days advance notice. The lease agreement is in conformity with SEC Rule 17a-3(a)(1) and (a) (2).

Guaranteed Payments To LLC Member

Guaranteed payments made to one LLC member totaling $62,000 during 2005 represented compensation for services rendered and was accounted for as an expense of the Company rather than as an allocation of LLC net income.

SUPPLEMENTARY INFORMATION

KRD BROKERAGE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of Net Capital	
Total members equity	$ 26,644
Deductions:	
Nonallowable assets:	-
Net capital before haircuts on securities positions	26,644
Haircuts on securities	
Money market funds	405
Net Capital	$ 26,239
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 141
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 21,239
Excess net capital at 1,000 percent	$ 26,027
Computation of Aggregate Indebtedness	
Total liabilities	$ 2,123
Total aggregate indebtedness	$ 2,123
Percentage of aggregate indebtedness to net capital	8%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 32,240
Write off of capitalized organization costs	(5,899)
Haircuts on securities	(102)
Net Capital per above	$ 26,239

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

Duffner & Company P.C.
Certified Public Accountants
STANDARD BANK BUILDING
2400 WEST 95TH STREET
EVERGREEN PARK, ILLINOIS

Members
KRD Brokerage, LLC

In planning and performing our audit of the financial statements and supplemental schedules of KRD Brokerage, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of KRD Brokerage, LLC for the year ended December 31, 2005 and this report does not affect our report thereon dated February 24, 2006.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Evergreen Park, Illinois
February 24, 2006